                                                                    EXHIBIT 99.1

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder of Globalstar Capital Corporation:

     We have audited the accompanying balance sheets of Globalstar Capital Corporation ("Globalstar Capital") (a wholly-owned subsidiary of Globalstar, L.P.) (a Debtor-in-Possession) as of December 31, 2001 and 2000. These balance sheets are the responsibility of Globalstar Capital's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

     In our opinion, such balance sheets present fairly, in all material respects, the financial position of Globalstar Capital as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying balance sheets have been prepared assuming that Globalstar Capital will continue as a going concern. As discussed in Note 2 to the financial statements, Globalstar Capital is dependent upon Globalstar, L.P.'s ("Globalstar") successful financial results and achievement of profitable operations for the repayment of certain debt obligations, for which Globalstar Capital is the co-issuer and co-obligor. On February 15, 2002, Globalstar and Globalstar Capital sought protection from their creditors by filing a voluntary petition under provisions of Chapter 11 of the U.S. Bankruptcy Code. These factors raise substantial doubt about Globalstar Capital's ability to continue as a going concern. Management's plans for restructuring are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

San Jose, California
April 5, 2002

             GLOBALSTAR CAPITAL CORPORATION, A DEBTOR-IN-POSSESSION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS

                                                                DECEMBER 31,
                                                              ----------------
                                                               2001      2000
                                                              ------    ------
ASSETS
Receivable from Parent......................................  $1,000    $1,000
                                                              ======    ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Commitments and contingencies (Note 3)
Stockholder's equity
  Common stock, par value $.10; 1,000 shares authorized,
     issued and outstanding.................................  $   10    $   10
Paid-in capital.............................................     990       990
                                                              ------    ------
                                                              $1,000    $1,000
                                                              ======    ======

                          See notes to balance sheets.

             GLOBALSTAR CAPITAL CORPORATION, A DEBTOR-IN-POSSESSION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1. ORGANIZATION

     Globalstar Capital Corporation ("Globalstar Capital"), a wholly-owned subsidiary of Globalstar, L.P. ("Globalstar") was formed on July 24, 1995 for the primary purpose of serving as a co-issuer and co-obligor with respect to certain debt obligations of Globalstar.

2. BASIS OF PRESENTATION

     On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% convertible redeemable preferred partnership interests in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, its 11 3/8% senior notes due February 15, 2004, its 11 1/4% senior notes due June 15, 2004, its 10 3/4% senior notes due November 1, 2004, and its 11 1/2% senior notes due June 1, 2005 ("senior notes due 2004 and 2005"). Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the senior notes as current obligations. See Globalstar's "Notes to Consolidated Financial Statements," Notes 7-9.

     On February 15, 2002, Globalstar and certain of its subsidiaries, including Globalstar Capital, filed voluntary petitions under Chapter 11 of Title 11, United States Code, in the United States Bankruptcy Court for the District of Delaware (Case Nos. 02-10499, 02-10501, 02-10503 and 02-10504). Globalstar and
its subsidiaries remain in possession of their assets and properties and continue to operate their businesses as debtors-in-possession. As a result of Globalstar's bankruptcy petition, several of Globalstar's debt obligations have been accelerated and are immediately due and payable.

     These factors, among others, raise substantial doubt about Globalstar Capital's ability to continue as a going concern. The consolidated balance sheets do not include any adjustments that might result from outcome of this uncertainty.

     Negotiations prior to filing of Globalstar's bankruptcy petition resulted in an agreement reached among Loral, Globalstar's informal committee of bondholders, representing approximately 17% of Globalstar's outstanding senior notes, and Globalstar, regarding the substantive terms of a proposed financial and legal restructuring of Globalstar's business. Under the proposed restructuring plan, all of Globalstar's assets would be contributed into a new Globalstar company, which would be initially owned by Globalstar's existing noteholders and other unsecured creditors. The proposed plan also calls for the cancellation of all existing partnership interests in Globalstar, but contemplates, subject to the satisfaction of certain conditions, a rights offering to GTL's common and preferred shareholders and Globalstar's creditors which could give them the option to purchase shares in the new company. The proposed restructuring plan will be required to be submitted for and be subject to bankruptcy court approval. The terms of the proposed plan were described in Globalstar's Form 8-K filing dated February 19, 2002.

     Globalstar has developed a new business plan for the purpose of restructuring the partnership's finances; the plan will be submitted to and subject to bankruptcy court approval. The business plan assumes the conversion of all outstanding Globalstar debt obligations into equity in a new Globalstar company ("Newco") and the consolidation of certain Globalstar service provider operations into Newco. The service provider consolidation is intended to bring additional efficiencies to the operation of the Globalstar network and allow for increased coordination in the Globalstar service offerings and pricing. Globalstar believes that these steps are needed to achieve and maintain financial viability. In addition to

             GLOBALSTAR CAPITAL CORPORATION, A DEBTOR-IN-POSSESSION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

the service provider operations to be consolidated into Newco, Globalstar intends to continue to offer its services through existing independent gateway operators in other regions.

     Globalstar has incurred cumulative ordinary partnership losses of $5.06 billion through December 31, 2001, which have been funded primarily through the issuance of partnership interests and debt by Globalstar.

3. COMMITMENTS AND CONTINGENCIES

     An event of default has occurred in connection with Globalstar's 11 3/8% senior notes due February 15, 2004, its 11 1/4% senior notes due June 15, 2004, its 10 3/4% senior notes due November 1, 2004, and its 11 1/2% senior notes due June 1, 2005 (the "Note's"). Under the terms of the Notes, the trustees for Globalstar's senior notes or the holders of at least 25% in principal amount of such notes may declare the principal, accrued but unpaid interest, and liquidated damages (if any) on such securities to be due and payable immediately. As a result of Globalstar's bankruptcy petition filed on February 15, 2002, these Notes have been accelerated and are immediately due and payable. Globalstar Capital is a co-obligor on the following Globalstar borrowings:

                             DECEMBER 31,                                        ORIGINAL   EFFECTIVE
                        -----------------------                                    DATE     INTEREST      INTEREST
                           2001         2000        DATE SOLD      PRINCIPAL       DUE        RATE         PAYMENT
                        ----------   ----------   -------------   ------------   --------   ---------   -------------
                            (IN THOUSANDS)
11 3/8% Senior
  Notes(1)............  $  488,642   $  484,352   February 1997   $500,000,000     2004       13.33%    Semi-annually
11 1/4% Senior
  Notes(2)............     314,301      310,889     June 1997      325,000,000     2004       13.57%    Semi-annually
10 3/4% Senior
  Notes(3)............     322,545      321,869   October 1997     325,000,000     2004       11.63%    Semi-annually
11 1/2% Senior
  Notes(4)............     292,454      290,831     May 1998       300,000,000     2005       13.12%    Semi-annually
                        ----------   ----------
                        $1,417,942   $1,407,941
                        ==========   ==========

---------------
(1) Note may not be redeemed prior to February 2002 and is subject to a prepayment premium prior to 2004.

(2) Note may not be redeemed prior to June 2002 and is subject to a prepayment premium prior to 2004.

(3) Note may not be redeemed prior to November 2002 and is subject to a prepayment premium prior to 2004.

(4) Note may not be redeemed prior to June 2003 and is subject to a prepayment premium prior to 2005.

     The senior notes rank pari passu with each other and with all of Globalstar's other existing indebtedness. The indentures for the notes contain certain covenants that among other things, limit the ability of Globalstar to incur additional debt, issue preferred stock, or pay dividends and certain distributions. In certain limited circumstances involving a change of control of Globalstar, as defined, each note is redeemable at the option of the holder for 101% of the principal amount plus accrued interest.

     On February 20, 2001, a purported class action lawsuit was filed against Globalstar and Globalstar Capital Corporation on behalf of the owners of the 10 3/4% bonds, due November 2004 (the "Bonds") in Superior Court, New Castle County, Delaware. Globalstar Capital Corporation and Globalstar, L.P. issued the Bonds as joint obligors. The complaint alleges that the defendants repudiated the Bonds' registration statement, prospectus and indenture, without consent of the bondholders, when Globalstar announced that it was suspending its future interest payments on the Bonds. On April 23, 2001, the defendants moved to dismiss the complaint for failure to state a cause of action. A second similar class action was filed in Delaware on June 5, 2001. The defendants have also moved to dismiss this complaint. Plaintiffs subsequently amended the complaint and defendants again moved to dismiss the amended complaint for failure to state a cause of action. On December 31, 2001, the court granted defendants' motion to dismiss in part, dismissing plaintiffs' claims for principal and interest not yet due, but allowing plaintiffs to proceed

             GLOBALSTAR CAPITAL CORPORATION, A DEBTOR-IN-POSSESSION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

with their breach of contract claim based on the interest payments already missed at the time the amended complaints were filed. Defendant's answered the complaints on January 17, 2002. These proceedings are now automatically stayed in accordance with Section 362(a) of the U.S. Bankruptcy Code. On August 7, 2001, Globalstar received a petition filed on July 13, 2001 in Texas state court by L.E. Creel III, a holder of an 11 3/8% note seeking principal payment of the note plus interest. Globalstar filed an answer contesting the petition. On December 6, 2001, the parties participated in court ordered mediation, which failed to lead a settlement of plaintiff's claims. This proceeding is also stayed pursuant to the U.S. Bankruptcy Code.

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank became due, and was repaid in full by its guarantors, including Lockheed Martin Corporation ("Lockheed Martin"), QUALCOMM, DASA and SS/L, who had previously received warrants for GTL common stock in consideration of their guarantee. Pursuant to the relevant agreements, Globalstar issued three-year notes in the amounts of $206.3 million, $21.9 million, $11.7 million and $10.1 million to Lockheed Martin, QUALCOMM, SS/L and DASA, respectively, in satisfaction of their subrogation rights. The notes are due on June 30, 2003 and bear interest, on a deferred basis, at a rate of LIBOR plus 3% and are presented as notes payable and notes payable to affiliates on the consolidated balance sheet of Globalstar.

     On June 30, 2000, Loral paid $56.3 million on a net basis to Lockheed Martin in satisfaction of its obligation to indemnify Lockheed Martin for liability in excess of $150 million under Lockheed Martin's guarantee of Globalstar's $250 million credit facility. Accordingly, Loral is entitled to receive notes in respect thereof.

     Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar to issue new securities with additional rights and enhanced value, without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements.

     If the dispute is not resolved, Globalstar cannot be sure that if the matter were litigated the court would agree with Globalstar's interpretation of the agreements. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

     During the year ended December 31, 2001, an issue was raised as to whether the three-year notes issued to the guarantors of The Chase Manhattan Bank $250 million credit facility were prepared in accordance with the recourse provisions of the guarantee arrangement. Management does not believe the existing notes containing non-recourse language will need to be replaced with notes not containing the non-recourse language. If the existing non-recourse notes were replaced with notes not containing the non-recourse language, the replacement would not impact Globalstar's results of operations. However, allocations of Globalstar's losses to general partners would increase by the amount of the increase in recourse obligations. Replacement of the notes would not alter the subordinate position of GTL's shareholders relative to holders of these notes.

4. GLOBALSTAR CONVERTIBLE REDEEMABLE PREFERRED PARTNERSHIP INTERESTS

     In January 1999, Globalstar sold to Globalstar Telecommunications Limited ("GTL") $350 million face amount of 8% convertible redeemable preferred partnership interests in connection with GTL's offering of $350 million of 8% Series A convertible redeemable preferred stock due 2011.

     In December 1999, Globalstar sold to GTL $150 million face amount of 9% convertible redeemable preferred partnership interests in connection with GTL's offering of $150 million of 9% Series B convertible redeemable preferred stock due 2011.

     At December 31, 2001, $303 million aggregate face amount of the RPPI's were outstanding which are subordinate to the Senior Notes described in Note 3.
                                       E-8